Exhibit 21.1

List of Registrant’s Subsidiaries as of June 30, 2009

Jurisdiction of
Name	Incorporation

Aeroflex Cambridge, Ltd.	England
Aeroflex Colorado Springs, Inc.	Delaware
Aeroflex Gaisler AB	Sweden
Aeroflex High Speed Test Solutions, Inc.	Delaware
Aeroflex / Inmet, Inc.	Michigan
Aeroflex International Ltd.	England
Aeroflex / KDI, Inc.	Michigan
Aeroflex / Metelics, Inc.	California
Aeroflex Microelectronic Solutions, Inc.	Michigan
Aeroflex Plainview, Inc.	Delaware
Aeroflex / Weinschel, Inc.	Michigan
Aeroflex Wichita, Inc.	Delaware
Europtest, S.A.	France
MCE Technologies (Nanjing) Co., Ltd.	China
Racal Instruments Wireless Solutions, Ltd.	England
VI Technology, Inc.	Texas